INTACTA                                             Investor Relations Contact
TECHNOLOGIES INC.                                               Sandra Buschau
                                                           Tel: (604) 684-4691
                                                           Fax: (604) 684-4601
                                                       E-mail: sandy@ipm.bc.ca


FOR IMMEDIATE RELEASE

         INTACTA TECHNOLOGIES INC. ANNOUNCES CLOSING OF
                   PRIVATE PLACEMENT OFFERING

Atlanta, Georgia (May 31, 2000); Intacta Technologies Inc., (OTC BB: ITAC), announced the closing of a private placement of 16.75 Units, each Unit consisting of a $100,000 principal amount promissory note and warrants to purchase 25,000 shares of common stock at an exercise price of $3.50 per share. Intacta received gross proceeds of $1,675,000 from the private placement. Harmonic Research, Inc. Acted as placement agent for the offering. Intacta has granted Harmonic Research an over-allotment option to sell another
8.25 Units, which, if exercised, is expected to close on or before June 15, 2000. The securities sold in the offering have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

About Intacta Technologies Inc.

Intacta (OTCBB:ITAC) is a U.S. based software company headquartered in Atlanta, Georgia with its research and development facilities in Beer Sheva, Israel. The Company develops and markets software components designed to bridge enterprise communications and information management systems across digital and non-digital media. Intacta.Code, the Company's flagship product, is an award winning technology patented in the United States, Israel, and Europe. Platform transparent, and language transparent, Intacta.Code is designed to integrate with existing enterprise communications and information management systems requiring enhancements to security, transmission, and device handling on any number of handheld platforms, including Windows CE, WAP, and Palm OS. Intacta licenses its INTACTA.CODE(TM) to developers and system integrators, either as a stand-alone module or as an SDK for seamless and transparent integration within any application.

Intacta markets patented software which combines in one unique solution, compression, error correction and encoding and decoding of digital data. The principal applications which Intacta developed and on which Intacta is focusing its efforts are the secure transmission of data via the Internet, wireless and other electronic means of communications and secure document management, authentication and archiving.

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